August 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn:              Sonia Bednarowski

Re:                                                                        tronc, Inc.

Registration Statement on Form S-3

File No. 333-224729

Dear Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, tronc, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 3, 2018, or as soon as practicable thereafter. The Registrant hereby authorizes Allison C. Handy, an attorney with the Registrant’s outside legal counsel, Perkins Coie LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Ms. Handy at (206) 359-3295 or, in her absence, Elizabeth Nemeth at (312) 222-5431.

[Signature page follows]

Respectfully submitted,

/s/ Julie K. Xanders
Julie K. Xanders
Executive Vice President, General Counsel and Secretary

cc:	Stewart M. Landefeld
Andrew B. Moore
Allison C. Handy
Perkins Coie LLP